FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 1, 2012

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This Report on Form 6-K contains the updated risk factors and details of recent developments disclosure relating to The Royal Bank of Scotland Group plc (“RBSG”, or, together with its subsidiaries consolidated in accordance with International Financial Reporting Standards, the “Group”) and The Royal Bank of Scotland plc (“RBS”, or, together with its subsidiaries consolidated in accordance with International Financial Reporting Standards, the “Issuer Group”), and is being incorporated by reference into the Registration Statements with File Nos. 333-162219 and 333-162219-01.

The section entitled “Risk Factors” commences below. The section relating to “Recent Developments” commences on page 21.

RISK FACTORS

Set out below are certain risk factors which could have a material adverse effect on the business, operations, financial condition or prospects of the Group and the Issuer Group and cause the Group’s and the Issuer Group’s future results to be materially different from expected results. The Group’s and the Issuer Group’s results could also be affected by competition and other factors. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties the Group’s and the Issuer Group’s businesses face. RBSG and RBS have described only those risks relating to their operations that they consider to be material. There may be additional risks that RBSG and RBS currently considers not to be material or of which they are not currently aware, and any of these risks could have the effects set forth above. All of these factors are contingencies which may or may not occur and RBSG and RBS are not in a position to express a view on the likelihood of any such contingency occurring. Investors should note that they bear RBSG’s and RBS’s solvency risk.

RBS is a principal operating subsidiary of RBSG and accounts for a substantial proportion of the consolidated assets, liabilities and operating profits of RBSG. Accordingly, risk factors below which relate to RBSG and the Group will also be of relevance to RBS and the Issuer Group.

The Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and by other geopolitical risks

The Group’s businesses and performance are affected by local and global economic conditions and perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium term remains challenging and many forecasts predict at best only stagnant or modest levels of gross domestic product (“GDP”) growth across a number of the Group’s key markets over that period. In the United Kingdom, latest estimates suggest the economy grew by only 1% in 2011, while the current consensus of forecasts predicts GDP growth of just 0.5% in 2012. GDP in the European Monetary Union (the “EMU”) in 2011 was estimated to have grown by 1.6% in 2011 (although this was mainly boosted by Germany, the EMU’s largest economy, which grew by 3%). While the German economy has proven to be relatively robust, austerity measures in many EMU economies, initiated in response to increased sovereign debt risk, have resulted in weak economic and GDP growth. Economic growth in the EMU is predicted to fall in 2012 by 0.3% Source: Consensus Economics Inc, Eurostat, ONS. Despite significant interventions by governments and other non-governmental bodies during and since the financial crisis in 2008/2009, capital and credit markets around the world continue to be volatile and be subject to intermittent and prolonged disruptions. In particular, increasingly during the second half of 2011, a heightened risk of sovereign default relating to certain European Union (“EU”) member states has had a negative impact on capital and credit markets. Such challenging economic and market conditions have exerted downward pressure on asset prices and on credit availability, and upward pressure on funding costs, and continue to impact asset recovery rates and the credit quality of the Group’s businesses, customers and counterparties, including sovereigns. In particular, the Group has significant exposure to customers and counterparties within the EU (including the United Kingdom and Ireland), which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity. These exposures have resulted in the Group making significant provisions and recognising significant write-downs in prior periods, which may also occur in future periods. These conditions, alone or in combination with regulatory changes or actions of market participants, may also cause the Group to experience reduced activity levels, additional write-downs and impairment charges and lower profitability, and may restrict the ability of the Group to access funding and liquidity. In particular, should the scope and severity of the adverse economic conditions currently experienced by some EU member states and elsewhere worsen, the risks faced by the Group would be exacerbated. For further information see “Risk and balance sheet management―Risk management: country risk” in the Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 1, 2012 containing the unaudited 2011 results of RBSG. Developments relating to the current economic conditions and unfavourable financial environment, including those discussed above, could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

In Europe, countries such as Ireland, Italy, Greece, Portugal and Spain have been particularly affected by the recent financial and economic conditions. The perceived risk of default on the sovereign debt of those countries intensified in the latter part of 2011 and has continued into 2012, particularly in relation to Greece. This raised concerns about the contagion effect such a default would have on other EU economies as well as the ongoing viability of the euro currency and the EMU. Yields on the sovereign debt of most EU member states have recently been volatile and trended upward. The EU, the European Central Bank (the “ECB”) and the International Monetary Fund have prepared rescue packages for some of the affected countries and a number of European states, including Ireland, Italy and Spain, are taking actions to stabilise their economies and reduce their debt burdens. The EU has also taken policy initiatives intended to address systemic stresses in the Eurozone. Despite these actions, the long-term ratings of a majority of Eurozone countries have recently been downgraded and further downgrades are possible. Furthermore, the effectiveness of these actions is not assured and the possibility remains that the Euro could be abandoned as a currency by countries that have already adopted its use, or in an extreme scenario, abandonment of the Euro could result in the dissolution of the EMU. This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the European and global economies of the potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the Euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

•	result in significant market dislocation;

•	heighten counterparty risk;

•	affect adversely the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities; and

•	have a material adverse effect on the Group’s financial condition, results of operations and prospects.

By virtue of the Group’s global presence, the Group is also exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide have experienced severe reductions in liquidity and term funding during prolonged periods in recent years. In particular, funding in the interbank markets, a traditional source of unsecured short-term funding, has been severely disrupted. Although credit markets generally improved during the first half of 2011, wholesale funding markets have continued to suffer, particularly for European banks as the sovereign debt crisis worsened during the second half of 2011. As a result, a number of banks were reliant on central banks as their principal source of liquidity and central banks increased their support provisions to banks, with the ECB providing significant liquidity in the last few months of 2011 (including long-term refinancing operations facilities (offering loans with a term of up to three years) and broader access to US dollar funding). Although these efforts appear to be having a positive impact, global credit markets remain disrupted. The market perception of bank credit risk has changed significantly recently and banks that are deemed by the market to be riskier have had to issue debt at a premium to the equivalent cost of debt for other banks that are perceived by the market as being less risky. Any uncertainty regarding the perception of credit risk across financial institutions may lead to further reductions in levels of interbank lending and associated term maturities and may restrict the Group’s access to traditional sources of liquidity.

The Group’s liquidity management focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with the Group’s wider strategic plan. At certain times during periods of liquidity stress, the Group has been required to rely on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral, the eligibility and valuation of which is determined by the applicable central bank.

Changes to these valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Further tightening of credit markets could have a materially adverse impact on the Group. There is also a risk that corporate and financial institution counterparties may seek to reduce their credit exposures to banks and other financial institutions, which may cause funding from these sources to no longer be available. There is also likely to be increased competition for funding due to the significant levels of refinancing expected to be required by financial institutions during 2012, which may also reduce the level of funding available from these sources. Under such circumstances, the Group may need to seek funds from alternative sources, potentially at higher costs than has previously been the case or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments. In the context of its liquidity management efforts, the Group has sought to increase the average maturity of its wholesale funding, which has had the effect of increasing the Group’s overall cost of funding. In addition, the Group expects to proportionately increase its reliance on longer-term secured funding, such as covered bonds.

Like many banking groups, the Group relies increasingly on customer deposits to meet a considerable portion of its funding and it is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the Group’s control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among United Kingdom banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group’s ability to grow its deposit base and such competition is expected to continue. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group’s ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group’s financial conditions and results of operations.

The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The UK Government has indicated that it supports and intends to implement the recommendations substantially as proposed, which could have a material adverse effect on the Group

The Independent Commission on Banking (the “ICB”) was appointed by the UK Government in June 2010 to review possible structural measures to reform the UK banking system in order to promote, amongst other things, stability and competition. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the “Final Report”) which set out the ICB’s views on possible reforms to improve stability and competition in UK banking. The Final Report made a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) increased loss-absorbency (including bail-in i.e. the ability to write down debt or convert it into an issuer’s ordinary shares in certain circumstances) and (iii) promotion of competition. On 19 December 2011 the UK Government published its response to the Final Report and indicated its support and intention to implement the recommendations set out in the Final Report substantially as proposed. The UK Government indicated that it will work towards putting in place the necessary legislation by May 2015, requiring compliance as soon as practicable thereafter and a final deadline for full implementation of 2019. The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report and in the UK Government’s response, the effects of which could have a material adverse effect on the Group’s structure, results of operations, financial condition and prospects.

The Group’s ability to implement its strategic plan depends on the success of the Group’s refocus on its core strengths and its balance sheet reduction programme

As a result of the global economic and financial crisis that began in 2008 and the changed global economic outlook, the Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the Group’s non-core assets and businesses and the continued review of the Group’s portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the Group’s Non-Core division totalled £258 billion, excluding derivatives, as at 31 December 2008. At 31 December 2011, this total had reduced to £93.7 billion (from £137.9 billion at 31 December 2010), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2011. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission. As part of its core business restructuring, in January 2012 the Group announced changes to its wholesale banking operations, including the reorganisation of its wholesale businesses and the exit and downsizing of selected existing activities (including cash equities, corporate banking, equity capital markets, and mergers and acquisitions).

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging, there is no assurance that the Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit either on favourable economic terms to the Group or at all. In addition, material tax liabilities could arise on the disposal of assets. Furthermore, there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. There is consequently a risk that the Group may fail to complete such disposals by any agreed longstop date.

The Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks until completion, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction-related costs.

The planned reorganisation, exit and downsizing of business activities announced in January 2012 will be time intensive and costly, the extent to which is not fully ascertainable. The process of implementing these changes may result in further disruption to the Group and the businesses it is trying to exit or downsize.

The occurrence of any of the risks described above could negatively affect the Group’s ability to implement its strategic plan and could have a material adverse effect on the Group’s business, results of operations, financial condition, capital ratios and liquidity.

The occurrence of a delay in the implementation of (or any failure to implement) the approved proposed transfers of a substantial part of the business activities of The Royal Bank of Scotland N.V.  to RBS may have a material adverse effect on the Group

As part of the restructuring of its businesses, operations and assets, on 19 April 2011, the Group announced the proposed transfers of a substantial part of the business activities of The Royal Bank of Scotland N.V.  (“RBS N.V.”) to RBS (the “Proposed Transfers”). Subject to, among other matters, regulatory and other approvals, it is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the Proposed Transfers is expected to have taken place by the end of 2012. On 17 October 2011, the Group completed the transfer of a substantial part of the UK activities of RBS N.V. to RBS pursuant to Part VII of FSMA.

The process for implementing the Proposed Transfers is complex and any failure to satisfy any conditions or complete any preliminary steps to each Proposed Transfer may cause a delay in its completion (or result in its non-completion). If any of the Proposed Transfers are delayed (or are not completed) for any reason, such as a failure to secure required regulatory approvals, it is possible that the relevant regulatory authorities could impose sanctions which could adversely impact the minimum regulatory requirements for capital and liquidity of RBS N.V. and RBS. In addition, the FSA may impose additional capital and liquidity requirements in relation to RBS to the extent that such a delay in implementation (or non-completion) of any of the Proposed Transfers has consequential financial implications for RBS (for example increased intra-group large exposures). A delay in implementation of (or any failure to implement) any of the Proposed Transfers may therefore adversely impact RBS N.V.’s and RBS’s capital and liquidity resources and requirements, with consequential adverse impacts on their funding resources and requirements.

The occurrence of a delay in the implementation of (or any failure to implement) any of the Proposed Transfers may therefore have a material adverse effect on the Group’s business, results of operations and financial condition.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan and is prohibited from making discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B Shares) which may impair the Group’s ability to raise new Tier 1 capital

The Group was required to obtain State Aid approval for the aid given to the Group by the Commissioners of Her Majesty’s Treasury (“HM Treasury”) as part of the placing and open offer undertaken by RBSG in December 2008 (the “First Placing and Open Offer”), the issuance of £25.5 billion of B shares in the capital of RBSG (the “B Shares”) which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of RBSG (“Ordinary Shares”) to HM Treasury, a contingent commitment by HM Treasury to subscribe (the “Contingent Subscription”) for up to an additional £8 billion of B Shares (the “Contingent B Shares”) if certain conditions are met and the Group’s participation in the Asset Protection Scheme (the “APS”) (together, the “State Aid”).

In that context, as part of the terms of the State Aid approval, the Group, together with HM Treasury, agreed the terms of a restructuring plan (the “State Aid restructuring plan”).

As part of the State Aid restructuring plan, there is a prohibition on the making of discretionary dividend (including on preference shares and B Shares) or coupon payments on existing hybrid capital instruments for a two-year period which ends on 30 April 2012. These restrictions prevent RBSG, RBS and other Group companies (other than companies in the RBS Holdings N.V. group (which was renamed from ABN AMRO Holding N.V. on 1 April 2010), which are subject to different restrictions) from paying discretionary dividends on their preference shares and discretionary coupons on other Tier 1 securities, and RBSG from paying dividends on its Ordinary Shares, for the same duration, and it may impair the Group’s ability to raise new capital through the issuance of Ordinary Shares and other securities issued by RBSG.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the Group agreed to undertake a series of measures to be implemented over a four-year period from December 2009, including the disposal of all or a controlling portion of RBS Insurance (with disposal of its entire interest in RBS Insurance required by 31 December 2014), Global Merchant Services (“GMS”), its interest in RBS Sempra Commodities LLP (“RBS Sempra Commodities”), and the RBS branch-based business in England and Wales and the branches of National Westminster Bank Plc (“NatWest”) in Scotland, along with the direct and other small and medium-size enterprise (“SME”) customers and certain mid-corporate customers across the United Kingdom. While the disposal of GMS is completed and the disposal of RBS Sempra Commodities is largely completed, the sale processes in respect of the RBS branch-based business and RBS Insurance continue to progress. For further information, see “Recent Developments—State Aid” below. There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be or has been at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the European Commission doubts that the Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the European Commission decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid, which could have a material adverse impact on the Group.

In implementing the State Aid restructuring plan, the Group has lost, and will continue to lose, existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group’s business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the Group may pay any amounts owed to HM Treasury under the APS or otherwise. The implementation of the State Aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

The implementation of the State Aid restructuring plan may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group’s existing competitors in the Group’s markets. The effect of this on the Group’s future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group’s operations and financial condition and its business generally.

The occurrence of any of the risks described above could have a material adverse effect on the Group’s business, results of operations, financial condition, capital position and competitive position.

RBSG and its United Kingdom bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009 which may result in various actions being taken in relation to any securities

Under the United Kingdom Banking Act 2009 (the “Banking Act”), substantial powers have been granted to HM Treasury, the Bank of England and the United Kingdom Financial Services Authority (the “FSA”, and together with HM Treasury and Bank of England, the “Authorities”) as part of a special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise United Kingdom incorporated institutions with permission to accept deposits pursuant to Part IV of the FSMA (each, a “relevant entity”) that are failing, or are likely to fail, to satisfy the threshold conditions (within the meaning of section 41 of the FSMA, which are the conditions that a relevant entity must satisfy in order to obtain its authorisation to perform regulated activities). The SRR consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” wholly-owned by the Bank of England; and (iii) temporary public ownership (nationalisation) of the relevant entity. HM Treasury may also take a holding company of the relevant entity into temporary public ownership where certain conditions are met. The Banking Act also provides for two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify (including imposing additional obligations) and cancel certain contractual arrangements in certain circumstances.

If the stabilisation options are exercised in respect of RBS, HM Treasury or the Bank of England may exercise extensive share and property transfer powers in relation to RBS. If such powers are exercised in respect of RBS, or if HM Treasury decides to take RBSG into temporary public ownership pursuant to the powers granted under the Banking Act, it may take various actions in relation to any securities issued by RBSG or RBS without the consent of holders of the securities. These could include: (i) transferring the securities free from any trust, liability or other encumbrance and free from any contractual, legislative or other restrictions on transfer; (ii) extinguishing any rights to acquire securities; (iii) delisting the securities; (iv) converting the securities into another form or class; or (v) disapplying any termination or acceleration rights or events of default under the terms of the securities which would be triggered by the transfer or certain related events.

Where HM Treasury makes a share transfer order in respect of securities issued by a holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

Although the Banking Act includes provisions related to compensation in respect of transfer instruments and orders made under it (including securities that are transferred with respect to a relevant entity), there can be no assurance that compensation would be assessed to be payable or that any compensation would be recovered promptly and/or would equal any loss actually incurred. HM Treasury is also empowered by order to amend the law (including with retrospective effect) for the purpose of enabling the powers under the SRR to be used effectively. In general, there is considerable uncertainty about the scope of the powers afforded to the Authorities under the Banking Act and how the Authorities may choose to exercise them. However, potential impacts may include full nationalisation of RBSG, the total loss of value in any securities issued by RBSG and the inability of RBSG to perform its obligations under any such securities.

The financial performance of the Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments

The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in the United Kingdom, the United States and across the rest of Europe (particularly Ireland) and within certain business sectors, namely personal finance, financial institutions and commercial real estate. For a discussion of the Group’s exposure to country risk, see “Appendix 2. Additional risk management disclosures” in the Report on Form 6-K filed with the SEC on March 1, 2012 containing the unaudited 2011 results of RBSG. Furthermore, the Group expects its exposure to the United Kingdom to increase proportionately as its business becomes more concentrated in the United Kingdom, with exposures generally being reduced in other parts of its business as it implements its strategy, including the reduction of, and exit from, certain businesses in its global banking and markets business.

The Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors and in a number of geographic markets. Since the credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets, a significant deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the Group’s results of operations and financial condition.

Financial services institutions that deal with each other are inter-related as a result of trading, investment, clearing, counterparty and other relationships. Within the financial services industry, the default of any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of this credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group. This “systemic” risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group’s access to liquidity or could result in losses which could have a material adverse effect on the Group’s financial condition, results of operations and prospects.

In the United States during recent years, there has been disruption in the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local governments. This disruption has lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, has resulted in the invalidation of purported foreclosures. In addition, a number of other financial institutions have experienced increased repurchase demands in respect of US mortgage loans or other related securities originated and sold. However, the Group has not experienced a significant volume of repurchase demands in respect of similar loans or related securities it originated or sold and has not ceased any of its US foreclosure activities.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions

Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods, reflecting, among other things, then prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios.

Further information about the write-downs which the Group has incurred and the assets it has reclassified during the year ended 31 December 2011 is set out in the Report on Form 6-K filed with the SEC on March 1, 2012 containing the unaudited 2011 results of RBSG.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties

The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (“CDSs”), and other credit derivatives, such as the APS, each of which are carried at fair value. The fair value of these CDSs, as well as the Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Market counterparties have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives, such as the APS. If market conditions improve and credit spreads for assets covered by the APS narrow, the value of the protection decreases and a loss is recognised. If credit spreads widen, the protection is more valuable, giving rise to a gain. Any such adjustments or fair value changes may have a material adverse impact on the Group’s financial condition and results of operations.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations

Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates), yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of RBSG’s non-United Kingdom subsidiaries and may affect RBSG’s reported consolidated financial condition or its income from foreign exchange dealing. For accounting purposes, the Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the United Kingdom Government’s credit ratings

The credit ratings of RBSG, RBS and other Group members have been subject to change and may change in the future, which could impact their cost of, access to and sources of financing and liquidity. A number of UK and other European financial institutions, including RBSG, RBS and other Group members, were downgraded during the course of 2011 in connection with a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with bondholders, and in connection with a general review of rating agencies’ methodologies. Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of RBSG or one of its principal subsidiaries (particularly RBS) would increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2011, a one notch downgrade in the Group’s credit rating would have required the Group to post an estimated additional £12.5 billion of collateral without taking into account mitigating action by management. Furthermore, given the extent of the United Kingdom Government ownership of the Group, any downgrade in the United Kingdom Government’s credit ratings could materially adversely affect the credit ratings of Group companies and may have the effects noted above. Credit ratings of RBSG, RBS, RBS N.V., Ulster Bank Limited (“Ulster Bank”) and Citizens Financial Group Inc. (“Citizens”) are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in RBSG’s long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group’s access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group’s earnings, cash flow and financial condition.

The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements

Effective management of the Group’s capital is critical to its ability to operate its businesses and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the United Kingdom, the United States and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core United Kingdom, United States and European markets. Accordingly, the purpose of the issuance of the £25.5 billion of B Shares and the grant of the Contingent Subscription in 2009 and the previous placing and open offers completed in 2008 and 2009 was to allow the Group to strengthen its capital position.

The package of reforms to the regulatory capital framework published by the Basel Committee on Banking Supervision (the “Basel Committee”) in December 2010 and January 2011 includes materially increasing the minimum common equity requirement and the total Tier 1 capital requirement. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer to withstand future periods of stress, bringing the total common equity requirements to 7% If there is excess credit growth in any given country resulting in a system-wide build-up of risk, a countercyclical buffer within a range of 0% to 2.5% of common equity is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. Further measures may include bail-in debt, which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount. Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

In November 2011, the Basel Committee proposed that global systemically important banks be subject to an additional common equity Tier 1 capital requirement ranging from 1% to 2.5%, depending on a bank’s systemic importance. To provide a disincentive for banks facing the highest charge to increase materially their global systemic importance in the future, an additional 1% surcharge would be applied in such circumstances.

On 4 November 2011, the Financial Stability Board (“FSB”) published its policy framework for addressing the systemic risks associated with global systemically important financial institutions (“GSIFI”). In this paper, the Group was identified as a GSIFI. As a result the Group will be required to meet resolution planning requirements by the end of 2012 as well as have additional loss absorption capacity of 2.5% of risk-weighted assets which will need to be met with common equity. In addition, GSIFIs are to be subjected to more intensive and effective supervision. The additional capital requirements are to be applied to GSIFIs identified in 2014 (the FSB will update its list every three years) and phased in beginning in 2016.

The implementation of the Basel III reforms will begin on 1 January 2013; however, the requirements are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

The Basel III rules have not yet been approved by the EU and their incorporation into European and national law has, accordingly, not yet taken place. On 20 July 2011, the European Commission published a legislative package of proposals (known as CRD IV) to implement the changes through the replacement of the existing Capital Requirements Directive with a new Directive and Regulation. As with Basel III, the proposals contemplate the entry into force of the new legislation from 1 January 2013, with full implementation by 1 January 2019; however the proposals allow the UK to implement the stricter definition and/or level of capital more quickly than is envisaged under Basel III.

The ICB recommendations and the UK Government’s response supporting such recommendations includes proposals to increase capital and loss-absorbency to levels that exceed the proposals under Basel III/CRD IV. These requirements, as well as the other recommendations of the ICB, are expected to be phased in between 2015 and 2019. As the implementation of the ICB recommendations will be the subject of legislation not yet adopted the Group cannot predict the impact such rules will have on the Group’s overall capital requirements or how they will affect the Group’s compliance with capital and loss absorbency requirements of Basel III/CRD IV.

To the extent the Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the Group (such as deleveraging of legacy positions and securitisations, including non-core, as well as other actions being taken to de-risk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the United Kingdom and in other jurisdictions in which the Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the United Kingdom, the United States and other jurisdictions in which the Group undertakes regulated activities, may require the Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, and will result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group’s regulatory capital, either at the same level as present or at all. The requirement to raise additional Core Tier 1 capital could have a number of negative consequences for RBSG and its shareholders, including impairing RBSG’s ability to pay dividends on or make other distributions in respect of Ordinary Shares and diluting the ownership of existing shareholders of RBSG. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. In addition, pursuant to the State Aid approval, should the Group’s Core Tier 1 capital ratio decline to below 5% at any time before 31 December 2014, or should the Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, the Group will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets.

Pursuant to the acquisition and contingent capital agreement entered into between RBSG and HM Treasury on 29 November 2009, the Group will also be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6% or if it would fall below 6% as a result of such payment. As at 31 December 2011, the Group’s Tier 1 and Core Tier 1 capital ratios were 13.0% and 10.6%, respectively, calculated in accordance with FSA requirements. Any change that limits the Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position.

The Group is and may be subject to litigation and regulatory investigations that may have a material impact on its business

The Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the EU, the United States and other jurisdictions, including class action litigation, LIBOR related litigation and investigations and anti-money laundering, sanctions and compliance related investigations. The Group may also incur the risk of civil suits, criminal liability or regulatory actions as a result of its disclosure obligations to HM Treasury under the APS. In addition, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programs. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation or results of operations. For details about certain litigation and regulatory investigations in which the Group is involved, see “Recent Developments―Litigation” and “Recent Developments―Investigations, reviews and proceedings” below.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may ultimately not turn out to be accurate

Under International Financial Reporting Standards (“IFRS”), the Group recognises at fair value: (i) financial instruments classified as “held-for-trading” or “designated as at fair value through profit or loss”; (ii) financial assets classified as “available-for-sale”; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgments and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgments and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings and financial condition.

The Group operates in markets that are highly competitive and its business and results of operations may be adversely affected

The competitive landscape for banks and other financial institutions in the United Kingdom, the United States and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the United Kingdom. The competitive landscape in the United Kingdom will be particularly influenced by the recommendations on competition included in the Final Report, and the UK Government’s implementation of the recommendations, as discussed above. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates, is likely to increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group and may have stronger and more efficient operations. Furthermore, the Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group’s relative performance and future prospects. In addition, future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect the Group’s business, margins, profitability, financial condition and prospects.

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations

The Group’s ability to implement its strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including its senior management, which include directors and other key employees, competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government support (such as the Group).

In addition to the effects of such measures on the Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group’s financial condition and results of operations.

In addition, certain of the Group’s employees in the United Kingdom, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results. As the Group implements cost-saving initiatives and disposes of, or runs-down, certain assets or businesses (including as part of its restructuring plans), it faces increased risk in this regard and there can be no assurance that the Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the Group may experience strikes or other industrial action from time to time, which could have an adverse effect on its business and results of operations and could cause damage to its reputation.

Each of the Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments, including changes in tax law, could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition

The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry in the United Kingdom, the United States and many European countries. In recent years, there has also been increasing focus in the United Kingdom, United States and other jurisdictions in which the Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in government or regulator-led initiatives), the Group is facing greater regulation and scrutiny in the United Kingdom, the United States and other countries in which it operates.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the United Kingdom, the other parts of Europe in which the Group operates and the United States (such as the bank levy in the United Kingdom or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on the Group include those set out above as well as the following:

•
the transition in the United Kingdom of regulatory and supervisory powers from the FSA to the new Financial Conduct Authority for conduct of business supervision and the Prudential Regulatory Authority for capital and liquidity supervision in 2013;

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•
requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	the design and potential implementation of government-mandated resolution or insolvency regimes;

•	the imposition of government-imposed requirements with respect to lending to the United Kingdom SME market and larger commercial and corporate entities and residential mortgage lending;

•	requirements to operate in a way that prioritises objectives other than shareholder value creation;

•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

•	the imposition of restrictions on the Group’s ability to compensate its senior management and other employees;

•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•	other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing;

•
the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

•	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the United States).

For information on the bank levy in the United Kingdom, see the section headed “Analysis of results―Bank levy” in the Report on Form 6-K filed with the SEC on March 1, 2012 containing the unaudited 2011 results of RBSG.

The Group’s results could be adversely affected in the event of goodwill impairment

The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually, at external reporting dates, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash-generating unit with its carrying value. At 31 December 2011, the Group carried goodwill of £12.4 billion on its balance sheet. The value in use and fair value of the Group’s cash-generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, although it has no effect on the Group’s regulatory capital position. Any significant write-down of goodwill could have a material adverse effect on the Group’s results of operations.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations

The Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pensions risk is the risk that the assets of the Group’s various defined benefit pension schemes which are long term in nature do not fully match the timing and amount of the schemes’ liabilities, as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition. The most recent funding valuation, as at 31 March 2010, was agreed during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 until 2018. These contributions started at £375 million per annum in 2011, will increase to £400 million per annum in 2013 and from 2016 onwards be further increased in line with price inflation. These contributions are in addition to the regular contributions of around £300 million for future accrual of benefits.

Operational risks are inherent in the Group’s businesses

The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on the Group’s business, applicable authorisations and licences, reputation and results of operations. Notwithstanding anything contained in this risk factor, it should not be taken as implying that RBSG will be unable to comply with its obligations as a company with securities admitted to the Official List of the United Kingdom Listing Authority (the “Official List”) nor that it, or its relevant subsidiaries, will be unable to comply with its or their obligations as supervised firms regulated by the FSA.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group and any proposed offer or sale of its interests may affect the price of the Ordinary Shares

The United Kingdom Government, through HM Treasury, currently holds approximately 67% of the issued ordinary share capital of RBSG. On 22 December 2009, RBSG issued £25.5 billion of B Shares to the United Kingdom Government. The B Shares are convertible, at the option of the holder at any time, into Ordinary Shares. The United Kingdom Government has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in RBSG. Any breach of this agreement could result in the delisting of RBSG from the Official List and potentially other exchanges where its securities are currently listed and traded. HM Treasury (or the UK Financial Investments Limited (“UKFI”) on its behalf) may sell all or a part of the Ordinary Shares that it owns at any time. Any offers or sale of a substantial number of Ordinary Shares or securities convertible or exchangeable into Ordinary Shares by or on behalf of HM Treasury, or an expectation that it may undertake such an offer or sale, could negatively affect prevailing market prices for the Ordinary Shares.

In addition, UKFI manages HM Treasury’s shareholder relationship with RBSG and, although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury’s position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders do not have. These include rights under the terms of the APS over the Group’s remuneration policy and practice. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The board of directors of RBSG (the “Board”) has a duty to promote the success of RBSG for the benefit of its members as a whole.

The Group’s insurance businesses are subject to inherent risks involving claims

Future claims in the Group’s insurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in the nature and seriousness of claims made, changes in mortality, changes in the legal and compensatory landscape and other causes outside the Group’s control. These trends could affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is accordingly exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

The Group’s operations have inherent reputational risk

Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group’s business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the United Kingdom and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the United Kingdom, the Financial Services Compensation Scheme (the “Compensation Scheme”) was established under the FSMA and is the United Kingdom’s statutory fund of last resort for customers of authorised financial services firms. The Compensation Scheme can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The Compensation Scheme is funded by levies on firms authorised by the FSA, including the Group. In the event that the

Compensation Scheme raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. As at 31 December 2011, the Group had accrued £157 million for its share of Compensation Scheme levies for the 2011/2012 and 2012/2013 Compensation Scheme years.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group’s ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the United Kingdom Government commenced a staged reduction in the rate of United Kingdom corporation tax from 28% to 23% over a four-year period. Such a change in the applicable tax rate will reduce the recoverable amount of the recognised deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group’s Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements which include provisions limiting the ability of certain deferred tax assets to be recognised when calculating the common equity component of Tier 1 capital. CRD IV which will implement Basel III in the EU includes similar limitations. The implementation of the Basel III restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

The Group’s participation in the APS is costly and may not produce the benefits expected and the occurrence of associated risks may have a material adverse impact on the Group’s business, capital position, financial condition and results of operations

On 22 December 2009, the Group acceded to the APS with HM Treasury acting on behalf of the United Kingdom Government. Under the APS, the Group purchased credit protection over a portfolio of specified assets and exposures of RBS and certain members of the Group (the “Covered Assets”) from HM Treasury in return for an annual fee. If losses on assets covered by the APS exceed £60 billion (net of recoveries), HM Treasury will bear 90% of further losses. The costs of participating in the APS include, among others, a fee of £700 million per annum, payable in advance to HM Treasury for each of the first three years of the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) 31 December 2099. In order to terminate the Group’s participation in the APS, the Group must have FSA approval and must pay an exit fee.

Ultimately, there is a risk that the amounts received under the APS may be less than the costs of participation. In addition, the aggregate effect of the joining, establishment, operational and exit costs and fees and expenses of, and associated with, the APS may significantly reduce or even eliminate the aggregate benefit of the APS to the Group.

The Group’s choice of assets or exposures to be covered by the APS was based on certain predictions and assumptions at the time of its accession to the APS. There is therefore, a risk that the Covered Assets will not be those with the greatest future losses or with the greatest need for protection and the Group’s financial condition, income from operations and the value of any securities may still suffer due to further impairments and credit write-downs. Notwithstanding the Group’s participation in the APS, the Group remains exposed to a substantial first loss amount of £60 billion (net of recoveries) in respect of the Covered Assets and for 10% of Covered Assets losses after the first loss amount. There is therefore, no assurance that the Group’s participation in the APS will achieve the Group’s goals of improving and maintaining the Group’s capital ratios in the event of further losses. Moreover, the Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS.

The APS is a unique form of credit protection over a complex range of diversified assets and exposures in a number of jurisdictions. Due to the complexity, scale and unique nature of the APS and the uncertainty resulting from the recent economic recession, there may be unforeseen issues and risks that are relevant in the context of the Group’s participation in the APS and in the impact of the APS on the Group’s business, operations and financial condition. Such risks may have a material adverse effect on the Group. The Group may also be subject to further tax liabilities in the United Kingdom and overseas in connection with the APS and the associated intra-group arrangements which would not otherwise have arisen.

As a result of the significant volume, variety and complexity of assets and exposures and the resulting complexity and extensive governance, asset management, disclosure and information requirements of the APS documents, there is a risk that the Group may have included assets or exposures within the Covered Assets which are, or may later become (including by reason of failure to comply with the requirements of the APS or resulting from the disposal of an asset or exposure), ineligible for protection under the APS or for which the protection is limited, which would reduce the anticipated benefits to the Group of the APS. Further, there is no ability to nominate additional or alternative assets or exposures in place of any which may turn out not to be covered under the APS. In addition, HM Treasury may, following consultation with the Group, modify or replace certain of the UK APS Terms and Conditions (the “Scheme Conditions”) in such a manner as it considers necessary (acting reasonably) in certain circumstances. Such modifications or replacements may be retrospective and may have a material adverse effect on the expected benefits of the APS and, therefore, the Group’s financial condition and results of operations.

Lastly, the APS is treated as a credit derivative accounted for at fair value, which exhibits counter-cyclical behaviour. As a result, improving market conditions result in a charge to the income statement, and vice versa. Therefore, changes in the fair value of the APS can have a significant adverse impact on the Group’s results of operations.

The extensive governance, asset management and information requirements under the Scheme Conditions may have an adverse impact on the Group and the expected benefits of the APS

There are extensive governance, asset management and information requirements under the Scheme Conditions in relation to the Covered Assets, other assets and the operations of the Group and HM Treasury also has the right to require the appointment of one or more step-in managers to exercise certain step-in rights in certain circumstances. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the Group and extensive rights in relation to the direct management and administration of the Covered Assets.

If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by RBS Holdings N.V. or its wholly-owned subsidiaries, RBS Holdings N.V. will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date on which the step-in rights must be effective, and other options to effect compliance are not possible, those assets would need to be withdrawn by the Group from the APS where possible. If the Group cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury.

Additionally pursuant to the accession agreement between HM Treasury and RBSG relating to the accession to the APS (the “Accession Agreement”), HM Treasury has the right to require RBS to appoint one or more Special Advisers (“SOC Special Advisers”) to exercise oversight functions over certain assets in the APS. On 18 June 2010, the Asset Protection Agency required that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS. There have been four such appointments to date granting certain oversight rights in relation to certain specified assets and the work of each of the SOC Special Advisers is now substantially completed.

The obligations of the Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the Group runs its business and may serve to limit the Group’s operations with the result that the Group’s business, results of operations and financial condition will suffer.

Any changes to the expected regulatory capital treatment of the APS, the B Shares or the Contingent B Shares may have a material adverse impact on the Group

One of the key objectives of the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares was to improve capital ratios at a consolidated level for the Group and at an individual level for certain relevant Group members. In that context, the Group has entered and may in the future enter into further back-to-back arrangements with Group members holding assets or exposures to be covered by the APS in order to ensure the capital ratios of these entities are also improved by virtue of the APS. However, there is a risk that the regulatory capital treatment applied by relevant regulators may differ from that assumed by the Group in respect of the APS (including any back-to-back arrangements), the treatment of the B Share issuance and the £8 billion Contingent B Shares (if required).

If participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares are not sufficient to maintain the Group’s capital ratios as expected, this could cause the Group’s business, results of operations and financial condition to suffer, its credit ratings to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase, and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act as described above.

RBS has entered into a credit derivative and a financial guarantee contract with RBS N.V. which may adversely affect the Issuer Group’s results

RBS has entered into a credit derivative and a financial guarantee contract with RBS N.V., which is a subsidiary of RBSG, under which it has sold credit protection over the exposures held by RBS N.V. and its subsidiaries that are subject to the APS. These agreements may adversely affect the Issuer Group’s results as: (i) they cover 100% of losses on these assets whilst the APS provides 90% protection if losses on the whole APS portfolio exceed the first loss; and (ii) the basis of valuation of the APS and the financial guarantee contract are asymmetrical: the one measured at fair value and the other at the higher of cost less amortisation and the amount determined in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

If the Group is unable to issue the Contingent B Shares to HM Treasury, it may have a material adverse impact on the Group’s capital position, liquidity, operating results and future prospects

In the event that the Group’s Core Tier 1 capital ratio declines to below 5%, HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met and are not waived by HM Treasury, and RBSG is unable to issue the Contingent B Shares, the Group will be required to find alternative methods for achieving the requisite capital ratios. There can be no assurance that any of these alternative methods will be available or would be successful in increasing the Group’s capital ratios to the desired or requisite levels. If RBSG is unable to issue the Contingent B Shares, the Group’s capital position, liquidity, operating results and future prospects will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase.

RECENT DEVELOPMENTS

Overview

RBSG is a public limited company incorporated in Scotland with registration number SC045551 and was incorporated under Scots law on 25 March 1968. RBSG is the holding company of a large global banking and financial services group. Headquartered in Edinburgh, the Group operates in the United Kingdom, the United States and internationally through its principal subsidiaries, RBS and NatWest. Both RBS and NatWest are major United Kingdom clearing banks. In the United States, Citizens is a large commercial banking organisation. Globally, the Group has a diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

ABN AMRO

In 2007, RFS Holdings B.V., which was jointly owned by the Group, the Dutch State (successor to Fortis Bank Nederland (Holding) N.V.) and Banco Santander, S.A. (together, the “Consortium Members”), completed the acquisition of ABN AMRO Holding N.V.

On 6 February 2010, the businesses of ABN AMRO Holding N.V. acquired by the Dutch State were legally demerged to a newly established company, ABN AMRO Bank N.V. which on 1 April 2010 was transferred to ABN AMRO Group N.V., itself owned by the Dutch State.

Following legal separation, RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) has one operating subsidiary, The Royal Bank of Scotland N.V. (RBS N.V.), a fully operational bank within the Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. Certain assets within RBS N.V. continue to be shared by the Consortium Members.

On 19 April 2011, the Group announced the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS. Subject to, among other matters, regulatory and other approvals, it is expected that the transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the transfers is expected to have taken place by the end of 2012.

On 17 October 2011, the Group completed the transfer of a substantial part of the UK activities of RBS N.V. to RBS pursuant to Part VII of FSMA.

Approximately 98% of the issued share capital of RFS Holdings B.V. is now held by the Group.

Assets, owners’ equity and capital ratios

The Group had total assets of £1,507 billion and owners’ equity of £75 billion as at 31 December 2011. The Group’s capital ratios as at 31 December 2011 were a total capital ratio of 13.8%, a Core Tier 1 capital ratio of 10.6% and a Tier 1 capital ratio of 13.0%.

The Issuer Group had total assets of £1,299.7 billion and owners’ equity of £56.9 billion as at 30 June 2011. As at 30 June 2011, the Issuer Group’s capital ratios were a total capital ratio of 14.0%, a Core Tier 1 capital ratio of 8.7% and a Tier 1 capital ratio of 10.6%.

Principal subsidiaries

RBS, RBS Insurance Group Limited and RFS Holdings B.V. are directly owned by RBSG, and all of the other subsidiary undertakings are owned directly, or indirectly through intermediate holding companies, by these companies. All of these companies are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

RBS is supervised by the Financial Services Authority as a bank.

The principal subsidiary undertakings of RBSG are shown below. Their capital consists of ordinary and preference shares, which are unlisted with the exception of certain preference shares issued by NatWest and RBS Holdings N.V.

•	The Royal Bank of Scotland plc

•	National Westminster Bank Plc

•	Citizens Financial Group, Inc.

•	Coutts & Company

•	RBS Securities Inc.

•	RBS Insurance Group Limited

•	Ulster Bank Limited

•	RBS Holdings N.V.

Large exposure regime

On 1 July 2011, RBS became subject to changes to the FSA’s large exposure regime. Under the changes to the large exposure regime, any company which is less than 100% owned by RBSG will be classified as a Connected Counterparty. RBS N.V., which is currently approximately 98% indirectly owned by RBSG, will therefore be classified as a Connected Counterparty, which will result in a breach by RBS of the amended rules under the FSA’s large exposure regime.

The Proposed Transfers announced on 19 April 2011 will form the basis of a remediation plan which has been agreed with the FSA to enable RBS over time to become compliant with the changes to the large exposure regime.

The Group’s businesses

The Group’s activities are organised on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through a number of channels including: the RBS and NatWest networks of branches and ATMs in the United Kingdom, telephone, online and mobile channels. UK Retail remains committed to delivering “Helpful and Sustainable” banking and to the commitments set out in its Customer Charter - the results of which are externally assessed and published every six months.

UK Corporate is a leading provider of banking, finance and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes asset finance through the Lombard brand.

Wealth provides private banking and investment services in the United Kingdom through Coutts & Company and Adam & Company, offshore banking through RBS International, NatWest Offshore and Isle of Man Bank, and international private banking through Coutts & Company.

Global Transaction Services (“GTS”) ranks among the top tier of global transaction banks, offering payments, cash and liquidity management, trade finance and commercial card products and services. Through the network and extensive partner bank agreements, GTS are able to support and connect customers across 128 countries.

Ulster Bank is the leading retail and business bank in Northern Ireland and the third-largest banking group on the island of Ireland. It provides a comprehensive range of financial services. The Retail Markets division, which has a network of 236 branches, operates in the personal and financial planning sectors. The Corporate Markets division provides services to SME business customers, corporates and institutional markets.

US Retail & Commercial provides financial services primarily through the Citizens and Charter One brands. US Retail & Commercial is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states.

The divisions discussed above are collectively referred to as Retail & Commercial.

Global Banking & Markets (“GBM”) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along six principal business lines: money markets; rates flow trading; currencies; equities; credit and mortgage markets; and portfolio management & origination.

RBS Insurance provides a wide range of general insurance products to consumers through a number of well-known brands including: Direct Line; Churchill; and Privilege. It also provides insurance services for third-party brands, through its UKI Partnerships business. In the commercial sector, its NIG and Direct Line for Business operations provide insurance products for businesses via brokers or directly, respectively. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. In addition to insurance services, RBS Insurance continues to provide support and reassurance to millions of UK motorists through its Green Flag breakdown recovery service and Tracker stolen vehicle recovery and telematics business. On 15 February 2012, a new corporate brand, Direct Line Group, was announced.

To comply with the European Commission’s State Aid requirements, the Group has agreed to dispose of RBS Insurance. It continues to be reported as a separate operating segment rather than within the Non-Core division as its operating results are regularly reviewed by the Group’s Chief Executive Officer and its business is distinct from the activities of the Non-Core division.

Central Functions comprises Group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core Division manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios, primarily from the GBM division, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic. See “―State Aid” below for further details on the sale of certain of the Group’s non-core assets and businesses.

Business Services supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Business Services drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and is the Group’s centre of excellence for managing large-scale and complex change. For reporting purposes, Business Services costs are allocated to the divisions above. It is not deemed a reportable segment.

Organisational change

In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes will see the reorganisation of the Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit and downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against the Group’s strategy.

The changes will include an exit from cash equities, corporate brokering, equity capital markets and mergers and acquisitions businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

Existing GBM and GTS divisions will be reorganised as follows:

•
The ‘Markets’ business will maintain its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It will serve the corporate and institutional clients of all Group businesses.

•
GBM's corporate banking business will combine with the international businesses of the Group’s GTS arm into a new ‘International Banking’ unit and provide clients with a ‘one-stop shop’ access to the Group’s debt financing, risk management and payments services. This international corporate business will be self-funded through its stable corporate deposit base.

•
The domestic small and mid-size corporates currently served within GTS will be managed within the Group's domestic corporate banking businesses in the UK, Ireland (Ulster Bank) and the US (US Retail and Commercial).

The Group’s wholesale business will retain its international footprint to ensure that it can serve its customers’ needs globally. The Group believes that despite current challenges to the sector, wholesale banking services can play a central role in supporting cross border trade and capital flows, financing requirements and risk management and the Group remains committed to this business.

Going forward, the Group will comprise the following segments:

•	Retail and Commercial:

•	UK Retail

•	UK Corporate

•	Wealth

•	US Retail and Commercial

•	Ulster Bank

•	International Banking

•	Markets

•	RBS Insurance

•	Group centre

•	Core

•	Non-Core

State Aid

On 14 December 2009, the European Commission formally approved the Group’s participation in the APS, the issuance of £25.5 billion of B Shares to HM Treasury, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B Shares and the State Aid restructuring plan.

To comply with State Aid approval, RBSG has agreed to undertake a series of measures to be implemented over a four-year period from December 2009, which include disposing of RBS Insurance, the Group’s insurance division (subject to potentially maintaining a minority interest until the end of 2014). RBSG also agreed to divest GMS by the end of 2013, subject to RBSG retaining up to 20% of GMS if required by the purchaser, its interest in RBS Sempra Commodities and the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the Direct SME customers and certain mid-corporate customers across the United Kingdom. In order to implement these restructurings, various businesses and divisions within the Group are being reorganised, transferred or sold, or potentially merged with other businesses and divisions within the Group.

The Group has made a number of announcements in relation to the sale of certain of its non-core assets and businesses in furtherance of the State Aid restructuring plan and, by the first quarter of 2011, the disposals of GMS and the RBS Sempra Commodities joint venture businesses had effectively been completed. These announcements included:

•	On 1 July 2010, RBS Sempra Commodities, the Group’s joint venture with Sempra Energy, completed the previously announced sale of its Metals, Oil and European Energy business lines to J.P. Morgan.

•
On 4 August 2010, the Group announced that it had agreed to sell 318 branches in England and Wales and Scotland and associated assets and liabilities to Santander UK plc. The sale of the Group’s RBS England & Wales and NatWest Scotland branch based business to Santander UK plc continues to make good progress and is expected to complete in the second half of 2012, subject to regulatory and other conditions.

•	On 1 November 2010, RBS Sempra Commodities, the Group’s joint venture with Sempra Energy, completed the sale of its Sempra Energy Solutions business to Noble Americas Gas & Power Corporation.

•
On 30 November 2010, the Group completed the previously announced sale of a controlling 80.01% interest in GMS to a consortium of Advent International and Bain Capital. The Group retained a 19.99% shareholding in the new GMS group, to be known as WorldPay, and the Group will continue to promote and refer the GMS product suite as a valuable part of its offering to customers.

•
On 1 December 2010, the Group completed the previously announced sale by RBS Sempra Commodities, the Group’s joint venture with Sempra Energy, of substantial assets of its commodities trading North American Power and Gas business lines to J.P. Morgan Ventures Energy Corporation. The Group continues to consider and execute various alternatives for the modest level of residual assets and liabilities of the RBS Sempra Commodities business, and announced on 11 January 2011 the sale of certain residual assets to Société Générale, including information technology and intellectual property assets, as well as exchange membership seats.

•
On 16 January 2012 (announced on 17 January 2012), RBS and Sumitomo Mitsui Banking Corporation (“SMBC”) entered into a sale and purchase agreement pursuant to which RBS agreed to sell its aircraft leasing business, RBS Aviation Capital, to SMBC, acting on behalf of a consortium comprising its parent, Sumitomo Mitsui Financial Group, and Sumitomo Corporation. As a result of the sale, the consortium will acquire RBS Aviation Capital for an approximate consideration of US$7.3 billion (£4.7 billion). The consideration will be paid in cash and will be subject to certain closing adjustments. The transaction is subject to regulatory and anti-trust conditions and it is expected that the sale will complete before the end of the third quarter of 2012.

The disposal of RBS Insurance, the base case plan for which is by way of a public flotation, is targeted to commence in the second half of 2012, subject to market conditions. External advisors have been appointed to assist the Group with the disposal and the process of separation is proceeding on plan. In the meantime, the business continues to be managed and reported as a separate Core division.

RBSG’s major shareholder and the Asset Protection Scheme

The United Kingdom Government currently holds approximately 67% of the issued ordinary share capital of RBSG.

Following the First Placing and Open Offer in December 2008, HM Treasury owned approximately 58% of the enlarged ordinary share capital of RBSG and £5 billion of non-cumulative sterling preference shares. In April 2009, RBSG issued new Ordinary Shares by way of the Second Placing and Open Offer, the proceeds from which were used in full to fund the redemption of the preference shares held by HM Treasury at 101% of their issue price together with the accrued dividend and the commissions payable to HM Treasury under the Second Placing and Open Offer Agreement. The Second Placing and Open Offer was underwritten by HM Treasury.

On 22 December 2009, RBSG issued £25.5 billion of B Shares to HM Treasury. This increased HM Treasury’s economic interest in RBSG to approximately 84% which was reduced to approximately 82% following completion of conversions of certain preference shares into Ordinary Shares on 31 March 2010 and 31 December 2010 and the issue of certain Ordinary Shares in satisfaction of awards granted under the Group’s annual bonus deferral plan. The

B Shares are convertible, at the option of the holder at any time, into Ordinary Shares. If the £8 billion Contingent B Shares were issued by RBSG to HM Treasury (which is subject to certain conditions being met), assuming no other dilutive issuances, HM Treasury’s economic interest in RBSG would increase further to approximately 84%. In addition, HM Treasury’s economic interest in RBSG would also increase if RBSG elects to issue B Shares to HM Treasury as a means of paying the annual fee due under the APS or the Contingent Subscription (both of which would require the consent of HM Treasury) or to fund dividend payments under the terms of the series 1 dividend access share (the “Dividend Access Share”) or the B Shares.

HM Treasury has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that, following any such conversion, it would hold more than 75% of the total issued Ordinary Shares. Furthermore, HM Treasury has agreed that it shall not be entitled to vote in respect of the B Shares or the Dividend Access Share held by it to the extent that votes cast on such shares, together with any other votes which HM Treasury is entitled to cast in respect of any other shares held by or on behalf of HM Treasury, would exceed 75% of the total votes eligible to be cast on a resolution proposed at a general meeting of RBSG.

On 22 December 2009, the Group entered into the Asset Protection Scheme (the “APS”) with HM Treasury acting on behalf of the UK Government. Under the APS, the Group purchased credit protection over a portfolio of specified assets and exposures (“Covered Assets”) from HM Treasury. The portfolio of Covered Assets had a par value at 31 December 2008 of approximately £282 billion (this was subsequently revised to £286 billion following the restatement of certain structured finance assets) and the protection is subject to a first loss of £60 billion and covers 90% of subsequent losses net of recoveries. Once through the first loss, when a Covered Asset has experienced a trigger event, losses and recoveries in respect of that asset are included in the balance receivable under the APS. Receipts from HM Treasury will, over time, amount to 90% of cumulative losses (net of cumulative recoveries) on the portfolio of Covered Assets less the first loss amount.

The Group has the right to terminate the APS at any time provided that the FSA has confirmed in writing to HM Treasury that it has no objection. On termination, the Group is liable to pay HM Treasury a termination fee. The termination fee comprises the difference between £2.5 billion (or, if higher, a sum related to the economic benefit of regulatory capital relief obtained from the APS) and the aggregate fees paid. In addition, the Group would have to repay any amounts received from HM Treasury under the terms of the APS. In consideration for the protection provided by the APS, the Group paid an initial premium of £1.4 billion on 31 December 2009. A further premium of £700 million was paid on 31 December 2010. Quarterly premiums of £125 million are payable from 31 December 2011 going forward until the earlier of 31 December 2099 and the termination of the agreement.

Losses are recognised when a Covered Asset has experienced a trigger event. Generally for assets within RBS’s GBM Division (with the exception of the structured credit portfolio) and the Corporate and Commercial business within the Corporate Banking Division, trigger events are based (depending on the type of asset) on impairments, write-offs or classification as a defaulted asset in accordance with the Prudential sourcebook for Banks, Building Societies and Investment Firms (“BIPRU”). For assets not within these divisions, trigger events comprise failure to pay subject to grace periods, bankruptcy and restructuring.

APS assets are spread across the Group’s main divisions. High volume commercial and retail exposures were selected on a portfolio basis where assets were high risk and in arrears at 31 December 2008. Large corporate and GBM exposures were selected at the counterparty/asset level based on individual risk reviews and defaulted assets in the workout/restructuring unit.

HM Treasury has the right to appoint step-in managers to carry out any oversight, management or additional functions on behalf of HM Treasury to ensure that the Covered Assets are managed and administered in compliance with the agreed terms and conditions. This right is exercisable if certain step-in triggers occur. These include:

•	losses on Covered Assets comprising or forming part of a particular Covered Asset class exceed specified thresholds;

•	a breach of specified obligations in the APS rules or the accession agreement;

•
the Group has failed or is failing to comply with any of the conditions in the APS rules in relation to asset management, monitoring and reporting, and governance and oversight, and such failure is persistent and material or it is evidence of a systematic problem; and

•	material or systematic data deficiencies in the information provided to HM Treasury in accordance with the terms of the APS.

HM Treasury may, at any time, elect to cease to exercise its step-in rights in whole or part when it is satisfied that the step-in triggers have been remedied.

For further details of the APS, see the section headed “Appendix 3 : Asset Protection Scheme”  in the Report on Form 6-K filed with the SEC on March 1, 2012 containing the unaudited 2011 results of RBSG. For further details of the issuance of the £25.5 billion of B Shares and the Dividend Access Share and the £8 billion Contingent B Shares, see the section headed “Financial statements – B shares and dividend access share” in the 2010 Annual Report of RBSG on Form 20-F dated 31 March 2011.

Relationship with RBSG’s major shareholder

The United Kingdom Government’s shareholding in RBSG is currently held by the Solicitor for the Affairs of HM Treasury as nominee for HM Treasury and managed by UKFI, a company wholly-owned by HM Treasury. The relationship between HM Treasury and UKFI, and between UKFI and Government investee banks is set out in the UKFI Framework Document and UKFI Investment Mandate, agreed between HM Treasury and UKFI.

The UKFI Framework Document sets out UKFI’s overarching objective, to “develop and execute an investment strategy for disposing of the investments in an orderly and active way through sale, redemption, buy-back or other means within the context of an overarching objective of protecting and creating value for the taxpayer as shareholder, paying due regard to the maintenance of financial stability and to acting in a way that promotes competition”.

It states that UKFI will operate “on a commercial basis and at arm’s length from Government” and will manage the United Kingdom financial institutions in which HM Treasury holds an interest “on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies”. HM Treasury expects UKFI to act in the same way as any other engaged institutional shareholder would. The UKFI Investment Mandate states that it will “follow best institutional shareholder practice. This includes compliance with the Institutional Shareholders’ Committee’s Statement of Principles together with any developments to best institutional shareholder practice arising from recommendations or guidance contained in the Walker Review or elsewhere”.

In connection with its accession to the APS, the Group agreed with HM Treasury that it will be at the leading edge of implementing the G-20 principles and to consult with UKFI in connection with the Group’s remuneration policy and the Group made a commitment to HM Treasury to comply with the FSA Remuneration Code which came into force on 1 January 2010. On 1 January 2011, a revised FSA Remuneration Code came into effect to implement the requirements of the Capital Requirements Directive III and the Group is fully compliant with the revised FSA Remuneration Code. In addition, as a result of its accession to the APS, the Group has also reached agreement with HM Treasury in relation to remuneration arrangements for certain employees involved in the APS, including approval rights for the Asset Protection Agency on related performance targets. Separate to the shareholding relationship, RBSG has a number of relationships with the United Kingdom Government arising out of the Government’s provision of support.

Certain other considerations relating to RBSG’s relationship with HM Treasury and UKFI are set out in the risk factors headed “HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group and any proposed offer or sale of its interests may affect the price of the Ordinary Shares” and “The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations”. Other than in relation to these areas, however, UKFI’s governance documents state that the United Kingdom Government’s intention is to allow the financial institutions in which it holds an interest to operate their business independently. No member of the Board represents or acts on the instructions of UKFI or HM Treasury. There is no further arrangement with UKFI in this regard, beyond usual shareholder rights, and no such arrangements with any other shareholder.

As a result of the United Kingdom Government’s holding, the United Kingdom Government and United Kingdom Government-controlled bodies became related parties of the Group. In the normal course of business, the Group enters into transactions with many of these bodies on an arm’s length basis.

The Group is not a party to any transaction with the United Kingdom Government or any United Kingdom Government-controlled body involving goods or services which is material to the Group, or any such transaction that is unusual in its nature or conditions. To the Group’s knowledge, the Group is not a party to any transaction with the United Kingdom Government or any United Kingdom Government-controlled body involving goods or services which is material to the United Kingdom Government or any United Kingdom Government-controlled body. However, given the nature and extent of the United Kingdom Government-controlled bodies, the Group may not know whether a transaction is material for such a party.

Any outstanding loans made by the Group to or for the benefit of the United Kingdom Government or any United Kingdom Government-controlled body, were made on an arm’s length basis and (A) such loans were made in the ordinary course of business, (B) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (C) did not involve more than the normal risk of collectability or present other unfavourable features. The Group notes, however, that with respect to outstanding loans made by the Group to or for the benefit of the United Kingdom Government or any United Kingdom Government-controlled body, there may not exist any comparable transactions with other persons.

Litigation and Investigations

RBSG and certain Group members are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2011.

Other than as set out in the sections entitled “Litigation” and “Investigations, reviews and proceedings” on pages 29 to 37, no member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which RBSG is aware) during the 12 months prior to the date of this Registration Document, which may have, or have had in the recent past, significant effects on the financial position or profitability of RBSG and/or the Group taken as a whole.

In each of the material legal proceedings and investigations, reviews and proceedings described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings, investigations and reviews, and any related developments, may have on the Group. However, in the event that any such matters were resolved against the Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

In relation to the subject matter of this section, RBSG will comply with its obligations as a company with securities admitted to the Official List of the United Kingdom Listing Authority or as a supervised firm regulated by the FSA.

Litigation

Shareholder litigation

RBSG and certain of its subsidiaries, together with certain current and former individual officers and directors have been named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the “Preferred Shares Litigation”) and holders of American Depositary Receipts (the “ADR Claims”).

In the Preferred Shares Litigation, the consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (the “Securities Act”). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 SEC registration statement. Plaintiffs seek unquantified damages on behalf of the putative class. The defendants have moved to dismiss the complaint and briefing on the motions was completed in September 2011.

With respect to the ADR Claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) on behalf of all persons who purchased or otherwise acquired the Group’s American Depositary Receipts (“ADRs”) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing is ongoing.

The Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

The Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend itself vigorously. The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Other securitisation and securities related litigation in the United States

Recently, the level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters has increased. As a result, the Group has become and expects that it may further be the subject of additional claims for damages and other relief regarding residential mortgages and related securities in the future.

To date, Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the individual and class action cases involve the issuance of more than US$83 billion of mortgage-backed securities (“MBS”) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies have been named as defendants in more than 30 lawsuits brought by purchasers of MBS, including five purported class actions. Among the lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (“FHFA”) as conservator for the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). The primary FHFA lawsuit pending in the federal court in Connecticut, relates to approximately US$32 billion of AAA rated MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter.

FHFA has also filed five separate lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley and Nomura respectively) in which RBS Securities Inc. is named as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue.

Other lawsuits against Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; Genesee County Employees’ Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al.; and Luther v. Countrywide Financial Corp. et al. and related cases.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict with any certainty whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS N.V. for approximately US$271 million. This is a claw-back action similar to claims filed against six other institutions in December 2010. RBS N.V. (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS N.V. received US$71 million in redemptions from the feeder funds and US$200 million from its swap counterparties while RBS N.V. “knew or should have known of Madoff’s possible fraud”. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. The Group considers that it has substantial and credible legal and factual defences to these claims and intends to defend itself vigorously.

The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Unarranged overdraft charges

In the US, Citizens, in common with other US banks, has been named as a defendant in a class action asserting that Citizens charges excessive overdraft fees. The plaintiffs claim that overdraft fees resulting from point of sale and automated teller machine (“ATM”) transactions violate the duty of good faith implied in Citizens’ customer account agreement and constitute an unfair trade practice. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

London Interbank Offered Rate (“LIBOR”)

Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims.

In respect of each of the claims described above, the Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation

In addition to the matters described above, members of the Group are engaged in other legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Investigations, reviews and proceedings

The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the EU, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues, including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of these events or circumstances could have a significant effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control but could have a significant effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

The Group is co-operating fully with the investigations and proceedings described below.

Retail banking

In the EU, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (“EC”) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency in respect of bank fees. The EC is currently proposing to legislate for the increased harmonisation of terminology across Member States, with proposals expected in 2012. The Group cannot predict the outcome of these actions at this stage and is unable reliably to estimate the effect, if any, that these may have on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Multilateral interchange fees

In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (“MIF”) arrangements for cross-border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EU are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance (subsequently re-named the General Court) on 1 March 2008, and the Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal). The appeal was heard on 8 July 2011 by the General Court and judgment is awaited. This could be delivered in spring or summer 2012, although it may take longer.

Visa’s cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the EC opened a formal inquiry into Visa’s current MIF arrangements for cross-border payment card transactions with Visa branded debit and consumer credit cards in the EU and on 6 April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions.

In the UK, the Office of Fair Trading (“OFT”) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the “CAT”) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the General Court’s judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the Group’s business in this sector. Accordingly, the Group is unable reliably to estimate the effect, if any, which these investigations may have on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Payment Protection Insurance

Having conducted a market study relating to Payment Protection Insurance (“PPI”), in February 2007 the OFT referred the PPI market to the Competition Commission (“CC”) for an in-depth inquiry. The CC published its final report in January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. In October 2009, the CAT handed down a judgment remitting the matter back to the CC for review. Following further review, in October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. In March 2011, the CC made a final order setting out its remedies with a commencement date of 6 April 2011. The key remedies come into force in two parts. A number came into force in October 2011, and the remainder come into force in April 2012.

The FSA conducted a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (“FOS”) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and in March 2010. The FSA published its final policy statement in August 2010. The new rules imposed significant changes with respect to the handling of mis-selling PPI complaints. In October 2010, the British Bankers’ Association (the “BBA”) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then recorded an additional provision of £850 million in respect of PPI. During 2011, the Group reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints.

Personal current accounts

On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (“PCAs”) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT’s concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, fully to review the market again in 2012 and to undertake a brief analysis on barriers to entry.

The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expected to see in the market. On 29 March 2011, the OFT published its update report in relation to personal current accounts. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (“ICB”). The OFT has indicated its intention to conduct a more comprehensive review of the market in 2012.

On 26 May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands.

At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the Group.

Private Motor Insurance

On 14 December 2011, the OFT launched a market study into private motor insurance, with a focus on the provision of third party vehicle repairs and credit hire replacement vehicles to claimants. The OFT aims to complete its market study by spring 2012. At this stage, it is not possible to estimate with any certainty the effect the market study and any related developments may have on the Group.

Independent Commission on Banking

Following an interim report published on 11 April 2011, the ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the “Final Report”). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition.

On 19 December 2011 the UK Government published a response to the Final Report (the “Response”), reaffirming its intention to accept the majority of the ICB’s recommendations. The Government agreed that “vital banking services – in particular the taking of retail deposits – should only be provided by ‘ring-fenced banks’, and that these banks should be prohibited from undertaking certain investment banking activities.” It also broadly accepted the ICB’s recommendations on loss absorbency and on competition.

The UK Government has now embarked on an extensive consultation on how exactly the general principles outlined by the ICB should be implemented, and intends to bring forward a White Paper in the spring of 2012. Its intention is to complete primary and secondary legislation before the end of the current Parliamentary term in May 2015 and to implement the ring-fencing measures as soon as practicable thereafter and the loss absorbency measures by 2019. The UK Government also stated its determination that changes to the account switching process should be completed by September 2013, as already scheduled.

With regard to the competition aspects, the Government recommended a number of initiatives aimed at improving transparency and switching in the market and ensuring a level playing field for new entrants. In addition, the Government has recommended that HM Treasury should consult on regulating the UK Payments Council and has confirmed that the Financial Conduct Authority’s remit will include competition.

Until the UK Government consultation is concluded and significantly more detail is known on how the precise legislative and regulatory framework is to be implemented, it is impossible to estimate the potential impact of these measures with any level of precision.

The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report and the Response, the effects of which could have a negative impact on the Group’s consolidated net assets, operating results or cash flows in any particular period.

US dollar clearing activities

In May 2010, following a criminal investigation by the United States Department of Justice (the “DoJ”) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS N.V. formally entered into a Deferred Prosecution Agreement (“DPA”) with the DoJ resolving the investigation. Pursuant to the DPA, RBS N.V. paid a penalty of US$500 million in 2010 and agreed to comply with the terms of the DPA and to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. On 20 December 2011, the DoJ filed a motion with the US District Court to dismiss the criminal information underlying the DPA, stating that RBS N.V. had met the terms and obligations of the DPA. The US District Court granted the DoJ’s motion on the same day, and this matter is now fully resolved.

Securitisation and collateralised debt obligation business

In the United States, the Group is also involved in other reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (“CDOs”), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

By way of example, in September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBSG during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation and requested testimony from a former Group employee. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub-prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBSG subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. On 28 November 2011, an Assurance of Discontinuance between RBS Financial Products Inc. and the Massachusetts Attorney General was filed in Massachusetts State Court which resolves the Massachusetts Attorney General’s investigation as to RBSG. The Assurance of Discontinuance required RBS Financial Products Inc. to make payments totalling approximately US$52 million.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General’s request, representatives of the Group attended an informal meeting to provide additional information about the Group’s mortgage securitisation business. The investigation is ongoing and the Group continues to provide requested information.

In September 2010, RBSG subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation.

At this stage it is not possible to estimate the effect of the matters discussed in this section headed “Securitisation and collateralised debt obligation business” upon the Group, if any.

US mortgages – Loan Repurchase Matters

The Group’s Global Banking & Markets N.A. (“GBM N.A.”), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (“RMBS”). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (“GSEs”) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM

N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Since January 2009, GBM N.A. has received approximately US$75 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

Citizens has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Since January 2009, Citizens has received approximately US$41.2 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to Citizens are subject to challenge and, to date, Citizens has rebutted a significant percentage of these claims.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. or Citizens may be, and cannot give any assurance that the historical experience will continue in the future. It is possible that the volume of repurchase demands will increase in the future. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group’s consolidated net assets, operating results or cash flows in any particular period.

LIBOR

The Group continues to receive requests from various regulators investigating the setting of LIBOR and other interest rates, including the US Commodity Futures Trading Commission, the US Department of Justice, the European Commission, the FSA and the Japanese Financial Services Agency. The authorities are seeking documents and communications related to the process and procedures for setting LIBOR and other interest rates, together with related trading information. In addition to co-operating with the investigations as described above, the Group is also keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on the Group.

Other investigations

The Federal Reserve and state banking supervisors have been reviewing the Group’s US operations and RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. The Group is in the process of implementing measures for matters identified to date.

On 27 July 2011, the Group consented to the issuance of a Cease and Desist Order (the “Order”) setting forth measures required to address deficiencies related to governance, risk management and compliance systems and controls identified by the Federal Reserve and state banking supervisors during examinations of RBS and RBS N.V. branches in 2010. The Order requires the Group to strengthen its US corporate governance structure, to develop an enterprise-wide risk management program, and to develop and enhance its programs to ensure compliance with US law, particularly the US Bank Secrecy Act and anti-money laundering laws, rules and regulations. The Group has established a strategic and remedial program of change to address the identified concerns and is committed to working closely with the US bank regulators to implement the remedial measures required by the Order.

The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. The Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although the Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on the Group's activities in the United States, as well as the terms of any supervisory action applicable to RBS and its subsidiaries, could have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

In April 2009, the FSA notified the Group that it was commencing a supervisory review of the acquisition of ABN AMRO Holding N.V. in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the Group. RBSG and its subsidiaries co-operated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against the Group or against individuals, was warranted. On 12 December 2011, the FSA published its report ‘The Failure of the Royal Bank of Scotland’, on which the Group engaged constructively with the FSA.

In July 2010, the FSA notified the Group that it was commencing an investigation into the sale by Coutts & Company of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund (“EVRF”) to customers between 2001 and 2008 as well as its subsequent review of those sales. Subsequently, on 11 January 2011, the FSA revised the investigation start date to December 2003.

On 8 November 2011, the FSA published its Final Notice having reached a settlement with Coutts & Company, under which Coutts & Company agreed to pay a fine of £6.3 million. The FSA did not make any findings on the suitability of advice given in individual cases. Nonetheless, Coutts & Company has agreed to undertake a past business review of its sales of the product. This review will be overseen by an independent third party and will consider the advice given to customers invested in the EVRF as at the date of its suspension, 15 September 2008. For any sales which are found to be unsuitable, redress will be paid to the customers to ensure that they have not suffered financially.

On 18 January 2012, the FSA published its Final Notice having reached a settlement with UK Insurance Limited for breaches of Principle 2 by Direct Line and Churchill (the “Firms”), under which UK Insurance Limited agreed to pay a fine of £2.17 million. The Firms were found to have acted without due skill, care and diligence in the way that they responded to the FSA’s request to provide it with a sample of their closed complaint files. The Firms’ breaches of Principle 2 did not result in any customer detriment.

During March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group’s United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc (Registrant)
By:	/s/ Jan Cargill
	Name:	Jan Cargill
	Title:	Deputy Secretary

March 1, 2012